FILED PURSUANT TO RULE 424(b)(3)
FILE NO. 333-145949

AMERICAN REALTY CAPITAL TRUST, INC.
SUPPLEMENT NO. 13 DATED OCTOBER 8, 2010
TO THE PROSPECTUS DATED NOVEMBER 10, 2009

This prospectus supplement (this “Supplement No. 13”) is part of the prospectus of American Realty Capital Trust, Inc. (“we,” the “REIT,” “ARCT” or “Company”), dated November 10, 2009 (the “Prospectus”), Supplement No. 12, dated September 29, 2010 (“Supplement No. 12”) Supplement No. 11, dated September 9, 2010 (“Supplement No. 11”), Supplement No. 10, dated August 18, 2010 (“Supplement No. 10”) and Supplement No. 9, dated July 22, 2010 (“Supplement No. 9”) and should be read in conjunction with the Prospectus and Supplement Nos. 9, 10, 11 and 12.  This Supplement No. 13 supplements, modifies or supersedes certain information contained in our Prospectus and Supplements Nos. 9, 10, 11 and 12. This Supplement No. 13 will be delivered with the Prospectus and Supplements Nos. 9, 10, 11 and 12.

The purpose of this Supplement No. 13 is to update our previous disclosure regarding the status of our offering as well as to disclose recently completed acquisitions of real estate investments.

Status of the Offering

We commenced our initial public offering of 150,000,000 shares of common stock on January 25, 2008.  As of September 30, 2010, we had issued 41.9 million shares of common stock, including 339,077 shares issued in connection with an acquisition in March 2008.  Total gross proceeds from these issuances were $422.2 million.  As of September 30, 2010, the aggregate value of all share issuances and subscriptions outstanding was $426.2 million based on a per share value of $10.00 (or $9.50 per share for shares issued under the DRIP).

On August 5, 2010, we filed a registration statement on Form S-11 with the U.S. Securities Exchange Commission, or the SEC, to register $325 million of common stock for the follow on offering to our initial public offering.  Our initial public offering was originally set to expire on January 25, 2011.  However, as permitted by Rule 415 of the Securities Act of 1933, as amended, or the Securities Act, we will now continue our initial public offering until the earlier of July 24, 2011, or the date that the SEC declares the registration statement for the follow on offering effective.

Shares Currently Available for Sale

As of September 30, 2010, there were 190.5 million shares of our common stock available for sale, excluding shares available under the DRIP.

 Real Property Investments

The following disclosure is to be added to the section of the Prospectus entitled “Real Property Investments” on pages 87-104.

FedEx Portfolio

On September 23, 2010, we acquired one build-to-suit, free standing, fee simple FedEx Ground Package System Facility located in Sioux Falls, South Dakota for a purchase price of approximately $3.6 million.  The property is 6.69 acres and contains 43,762 square feet of gross leasable area.  The tenant of the property is FedEx Ground Package System, Inc. (“FedEx Ground”), a wholly-owned subsidiary of the FedEx Corporation.  The acquisition increases the size of our FedEx Portfolio to four distribution facilities.  We acquired distribution facilities for FedEx in Snow Shoe, PA in March 2008 and in Houston, TX in July 2009 and in April 2010 we acquired a facility for FedEx Freight West, Inc. in West Sacramento, CA.

 The original lease term at commencement was 10 years with 9.8 years currently remaining.  The lease contains a contractual rent escalation of 5% beginning in the sixth lease year and provides two renewal options of five years each.  The lease is double net whereby the landlord is responsible for the roof and structure of the building, and the tenant is responsible for substantially all other operating expenses, in addition to base rent.  The annual base rent for the initial term is approximately $296,000.

We funded the acquisition of the property with proceeds from the sale of our common stock.  We may finance the acquisition post-closing, however, there is no guarantee that we will be able to obtain financing on terms that we believe are favorable or at all.

FedEx Corporation (NYSE: “FDX”) is a holding company providing transportation, e-commerce and business services, employing over 280,000 team members worldwide.  FedEx Corporation was founded as Federal Express in 1971 and is headquartered in Memphis, Tennessee.  FedEx Ground, a subsidiary of FedEx Corporation, specializes in small-package shipping throughout the United States and Canada.

FedEx Corporation currently files its financial statements in reports filed with the U.S. Securities and Exchange Commission (the “SEC”).  Financial data regarding FedEx Corporation can be found on pages 88-89 of the Prospectus.

CVS Pharmacy Property

On September 24, 2010, we acquired from NSH Belnar CVS, Inc. (the “Ground Lessor”), the fee simple interest in certain property located in Chicago, Illinois ground leased to ARC CVCHIIL001 DST, a Delaware statutory trust (the “CVS IL DST”), for a purchase price of approximately $3.7 million.  ARCT owns an indirect majority interest in CVS IL DST and CVS IL DST is the operating landlord under that certain operating lease with CVS Pharmacy (“CVS”), as tenant of the building on the property which contains 10,880 square feet of gross leasable area.  This acquisition allowed ARCT to acquire the landlord’s interest under the ground lease in addition to ARCT’s existing interest as landlord under the operating lease, acquired in September 2009.  Pursuant to the terms of the operating lease, the rent for both the ground lease and the operating lease is paid by CVS.

           The property has an original lease term of 25 years with 22.3 years currently remaining.  The lease does not contain rent escalations during the primary term.  The lease provides six renewal options of five years each with 10% rental increases each option term.  The lease is triple net whereby CVS is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent.  The annual rent for the initial term of the lease is $265,000.

We funded the acquisition of the property with proceeds from the sale of our common stock.  We may finance the acquisition post-closing, however, there is no guarantee that we will be able to obtain financing on terms that we believe are favorable or at all.

CVS Caremark Corporation (NYSE: “CVS”) is a pharmacy services company with approximately 7,000 CVS/Pharmacy retail stores.  CVS Caremark also operates a mail order specialty pharmacy division, Caremark Pharmacy Services, and an online pharmacy, CVS.com.  CVS Caremark formed from the merger of CVS Corporation and Caremark Rx, Inc. in 2007, and has 211,000 employees.

CVS Caremark currently files its financial statements in reports filed with the SEC.  Financial data regarding CVS Caremark can be found on page 20 of Supplement No. 9 to the Prospectus.

AutoZone Portfolio

On September 30, 2010, we acquired four fee simple properties for AutoZone, Inc. (“AutoZone”) for an aggregate purchase price of approximately $10.4 million.  The tenant of the properties is AutoZone.  The properties contain 28,900 square feet of gross leasable area.  Set forth below are the locations for each of the properties, all located in the Commonwealth of Puerto Rico:

Address	City

600 Ave Barbosa	San Juan, PR
PR #3, KM 135.6	Guayama, PR
State Road #2, KM 225.2	Ponce, PR
State Road #3, KM 81.6	Humacoao, PR

The original lease terms at commencement were 20 years with an average of 15.9 years currently remaining.  The leases do not contain contractual rental escalations.  The leases provide two to three renewal options for five years each.  The leases are triple net whereby AutoZone is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent.  The average annual base rent for the initial term is approximately $859,000.

We funded the acquisition of the property with proceeds from the sale of our common stock.  We may finance the acquisition post-closing, however, there is no guarantee that we will be able to obtain financing on terms that we believe are favorable or at all.

AutoZone, Inc. (NYSE: “AZO”) is a retailer and distributor of automotive parts and accessories for cars, sport utility vehicles, vans and light trucks, selling primarily to “do-it-yourself” customers. The company also provides commercial credit and parts delivery to repair garages, service stations, dealers and public sector accounts. AutoZone has approximately 32,000 employees and as of August 29, 2009 operated 4,229 stores in the United States, Puerto Rico, and Mexico.  AutoZone was founded in 1979 and is headquartered in Memphis, Tennessee.

AutoZone currently files its financial statements in reports filed with the Securities and Exchange Commission, and the following summary financial data regarding AutoZone are taken from the 2007, 2008 and 2009 annual reports and Form 10-Q for the period ended May 8, 2010:

		Year Ended
Consolidated Statements of Income (in thousands)	May 8, 2010 (36 weeks)	August 29, 2009 (52 weeks)	August 30, 2008 (53 weeks)	August 25, 2007 (52 weeks)
Total Revenue	$4,917,459	$6,816,824	$6,522,706	$6,169,804
Net Income	469,378	657,049	641,606	595,672

		As of
Consolidated Balance Sheet (in thousands)	May 8, 2010	August 29, 2009	August 30, 2008	August 25, 2007
Total Assets	$5,452,770	$5,318,405	$5,257,112	$4,804,709
Total Long-Term Debt	2,698,500	2,726,900	2,250,000	1,935,618
Total Stockholders’ Equity	5,452,770	5,318,405	5,257,112	4,804,709